RECEIVED

2007 FEB 13 P 12:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 09, 2007

File No. 82-34936
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Co
100 F Street, N.W.
Washington D.C.20549
U.S.A

07021009

SUPPL

Re: SUMCO CORPORATION - Rule12g3-2(b)

Dear Sir / Madam;

In order for us to comply with the requirements of Rule 12g3-2(b), we, SUMCO CORPORATION (the "Company"), enclose herewith Exhibits 1 through 3, listed in the attached sheet, which are English version, English translations, adequate summaries and/or brief description in English of the documents which were published by the Company in the period from November 1, 2006 to December 31, 2006 and which are all the documents of the Company required to be furnished to SEC in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

SUMCO CORPORATION

By

Name: Soichi Ishitoya
Title: General Manager
Public Relations & IR Department

PROCESSED

FEB 16 2007

THOMSON FINANCIAL

RECEIVED
2007 FEB 13 P 12: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# List of material information made public in Japan from November 1, 2006 to December 31, 2006

| | Descriptions | Information (*) Provided to |
|---|---|---|
| Exhibit 1. | Press Release dated November 22, 2006 with a title "Brief Statements of Consolidated Financial Results for and at the End of the Third Quarter(ended October 31, 2006) of Fiscal Year 2006(ending January 31,2007)" | TSE |
| Exhibit 2. | Press Release dated November 29, 2006 with a title "Announcement Regarding Issuance and Sale of New Shares and Stock Split " | TSE |
| Exhibit 3. | Press Release dated December 11, 2006 with a title "Announcement Regarding Determination of Issue Price and Selling Price, Etc. " | TSE |

(*)"TSE" means Tokyo Stock Exchange.
"DKLFB" means Director-General of Kanto Local Finance Bureau.

(TRANSLATION)

*This brief statements on the third quarter ended October 31 2006 is released pursuant to the requirements under the listing rules of, and reported to, the Tokyo Stock Exchange.*

# Brief Statement of Consolidated Financial Results for and at the End of the Third Quarter (ended October 31, 2006) of Fiscal Year 2006 (ending January 31, 2007)



November 22, 2006

Company Name: SUMCO CORPORATION — Listed on: Tokyo Stock Exchange

Code Number: 3436 — Headquarters: Tokyo


(URL: http://www.sumcosi.com/)
Representative: Title and name: President, Kenjiro Shigematsu
Contact person: Title and name: Public Relations & IR Department General Manager, Soichi Ishitoya
Tel: (03) 5444-3915 (Public Relations & IR Department)


## 1. Preparation of Quarterly Financial Information

①Application of simplified accounting methods : Yes; the substance is as follows:

- Income taxes were calculated using the annual predicted effective tax rate.

②Any changes in accounting policies from the latest fiscal year: No

③Any changes in scope of consolidation and equity method of accounting : Yes; the substance is as follows:

4 subsidiaries (Komatsu Electronic Metals Co., Ltd. and others) were newly consolidated.

## 2. Summary of Results of Operations for the Nine Months ended October 31, 2006

### (February 1, 2006 through October 31, 2006)

(1) Financial and Operating Results (Consolidated)

(Amounts smaller than a million yen are rounded down)

| | Net Sales | | Operating Profit | | Ordinary Profit | | Net Income | |
|---|---|---|---|---|---|---|---|---|
| | Million ¥ | % | Million ¥ | % | Million ¥ | % | Million ¥ | % |
| Q3 YTD, 2006 | 207,592 | 30.7 | 55,659 | 75.6 | 49,352 | 85.9 | 59,338 | 306.6 |
| Q3 YTD, 2005 | 158,840 | — | 31,705 | — | 26,554 | — | 14,594 | — |
| For the year ended January 31,2006 | 220,526 | 14.2 | 44,340 | 40.9 | 36,554 | 43.3 | 20,486 | 88.5 |

| | Net Income per Share for the current quarter | Diluted Net Income per Share for the current quarter |
|---|---|---|
| | Yen & Sen | Yen & Sen |
| Q3 YTD, 2006 | 495.73 | — |
| Q3 YTD, 2005 | 145.21 | — |
| For the year ended January 31,2006 | 195.61 | — |

(2)Change in Financial Situation (Consolidated)

(Amounts smaller than a million yen are rounded down)

| | Total Asset | Net Assets | Shareholders' Equity Ratio | Net Assets per Share |
|---|---|---|---|---|
| | Million yen | Million yen | % | Yen & Sen |
| Q3 YTD, 2006 | 527,391 | 247,143 | 40.9 | 1,800.68 |
| Q3 YTD, 2005 | 318,363 | 95,233 | 29.9 | 947.60 |
| For the year ended January 31,2006 | 351,934 | 161,680 | 45.9 | 1,350.41 |

(3)Cash Flow (Consolidated)

(Amounts smaller than a million yen are rounded down)

| | Operating Activities | Investing Activities | Financing Activities | Cash and Cash Equivalent at the end of the Quarter |
|---|---|---|---|---|
| | Million yen | Million yen | Million yen | Million yen |
| Q3 YTD, 2006 | 59,952 | △76,717 | △2,137 | 11,420 |
| Q3 YTD, 2005 | 54,117 | △39,161 | △19,715 | 9,280 |
| For the year ended January 31,2006 | 62,895 | △52,699 | 5,835 | 30,152 |

## 3. Business Result Forecast for Fiscal Year 2006 (Consolidated) (February 1, 2006 through January 31, 2007)

Forecast for Consolidated Business Results for FY 2006 (February 1, 2006-January 31, 2007)

| | Net Sales | Operating Profit | Ordinary Profit | Net Income |
|---|---|---|---|---|
| | Million yen | Million yen | Million yen | Million yen |
| Full-year | 310,000 | 80,000 | 72,000 | 72,000 |

(Reference) Forecast for net income per share (full-year) 601.50 yen

[Qualitative Information etc. on Business Performance (Consolidated)]

During the current third quarter, the economy continued to ride high due to continued economic expansions in Southeast Asia and China and despite continued obstacles to growth (including soaring crude oil prices). Domestically, the economy was supported by improvements in corporate earnings, an increase in private capital investment, an improved employment situation and moderately increased consumer spending etc.

In addition, the semiconductor market, which supports the demand for silicon wafers, remained steady as a result of an increase in demand for digital appliances etc. (represented by LCD televisions and portable music players) as well as steady demand for personal computers and mobile phones.

Under these conditions, the demand for silicon wafers was anchored by the demand for 300mm wafers and continued to be high; it was supported by active demand for semiconductors.

In this context, the SUMCO group has been trying to aggressively enhance its revenue through continuously expanding its production capacity for 300mm wafers and by promoting sophistication of 200mm and smaller wafers to cope with customer demand.

As a result, year-to-date sales for the current third quarter reached 207,592 million yen with a ordinary profit of 49,352 million yen.

Also, because of the resolution of dissolution of SUMCO USA Corporation (the company supervising the SUMCO group's U.S. business) adopted in September, 2006, there will be no taxable income as the amount of company shares generated in the past fiscal year that have been written-off can be included in the tax expenses for the current fiscal year and the deferred tax asset is to be posted for the deficit amount. Consequently, year-to-date net income for the current third quarter was 59,338 million yen.

In addition, SUMCO acquired 51% of total outstanding shares of Komatsu Electronic Metals Co., Ltd. by means of a tender offer in October, 2006. Herewith, the company and its subsidiaries have been included in the scope of consolidation from the current third quarter but this did not have any influence on the consolidated statement of income for the current third quarter.

[Qualitative information etc. on Change in Financial Situation (Consolidated)]

①Change in Financial Situation

Komatsu Electronic Metals Co., Ltd. and its subsidiaries have been included in the scope of consolidation from the current third quarter. As a result, total assets for the current third quarter grew to 527,391 million yen, an increase of 175,457 million yen over the end of the previous consolidated fiscal year, mainly due to the addition of total assets of 126,676 million yen from Komatsu Electronic Metals Co., Ltd. and its subsidiaries. Total liabilities rose to 280,248 million yen, an increase of 90,164 million yen in comparison with the end of previous consolidated fiscal year, mainly due to the addition of liabilities of 77,375 million yen from Komatsu Electronic Metals Co., Ltd. and its subsidiaries.

②Cash Flow

Cash and cash equivalents for the current third quarter dropped to 11,420 million yen, a decrease of 18,732 million yen from the end of the previous fiscal year. The reason for this decline is that the cash flow from operating activities was 59,952 million yen, mainly thanks to strong trend in business performance, while the cash flow from investment activities was negative 76,717 million yen due to spending required for the acquisition of shares in Komatsu Electronic Metals, expenditures on property to expand the production capacity for 300mm wafers etc. and the cash flow from financing activities was negative 2,137 million yen due to the payment of dividends etc.

[Reason for Revision of Business Forecast]

As for the forecast business results for the fiscal year ending January 31, 2007, the business forecast announced on September 12, 2006 is hereby revised due to prospects of increased sales and profits, both for consolidated and individual accounting, thanks to strong trends in production and shipment anchored by 300mm wafers and the fact that Komatsu Electronic Metals Co., Ltd. and its subsidiaries have been consolidated from the third quarter.

[Reference: Forecast Business Results]

Forecast for Consolidated Business Results for FY 2006 ( February 1, 2006-January 31, 2007)

(millions of yen)

| | Net Sales | Operating Profit | Ordinary Profit | Net Income |
|---|---|---|---|---|
| Previous (A) | 270,000 | 69,000 | 62,000 | 67,000 |
| Revised (B) | 310,000 | 80,000 | 72,000 | 72,000 |
| Amount Change (B－A) | 40,000 | 11,000 | 10,000 | 5,000 |
| Change in percent (%) | 14.8% | 15.9% | 16.1% | 7.5% |

(Reference) Forecast for net income per share (full-year) 601.50 yen

Forecast for Non-Consolidated Business Results for FY 2006 ( February 1, 2006-January 31, 2007)

(millions of yen)

| | Net Sales | Operating Profit | Ordinary Profit | Net Income |
|---|---|---|---|---|
| Previous (A) | 240,000 | 59,000 | 55,000 | 59,000 |
| Revised (B) | 250,000 | 67,000 | 61,000 | 63,000 |
| Amount Change (B－A) | 10,000 | 8,000 | 6,000 | 4,000 |
| Change in percent (%) | 4.2% | 13.6% | 10.9% | 6.8% |

(Reference) Forecast for net income per share (full-year) 526.32 yen

4, (1) (SUMMARY)

## THIRD QUARTER CONSOLIDATED BALANCE SHEETS (UNAUDITED)

January 31, October 31, 2006 and October 31,2005

(millions of yen)

| | October 31, 2005 | October 31, 2006 | January 2006 |
|---|---|---|---|
| (Assets) | | | |
| I Current assets | ( 94,576 ) | ( 190,431 ) | ( 126,771 ) |
| Cash and Time deposits | 10,280 | 12,420 | 31,152 |
| Notes and accounts receivable, trade | 41,398 | 79,260 | 51,283 |
| Inventories | 38,727 | 60,927 | 40,015 |
| Other current assets | 4,169 | 37,823 | 4,320 |
| II Fixed assets | ( 223,786 ) | ( 336,959 ) | ( 225,162 ) |
| Tangible fixed assets | 189,390 | 286,456 | 194,147 |
| Intangible fixed assets | 22,136 | 39,252 | 20,492 |
| Investments and other assets | 12,259 | 11,251 | 10,521 |
| Total assets | 318,363 | 527,391 | 351,934 |
| (Liabilities) | | | |
| I Current liabilities | ( 133,438 ) | ( 195,939 ) | ( 113,725 ) |
| Notes and accounts payable, trade | 14,986 | 35,247 | 16,609 |
| Short-term borrowings | 80,862 | 96,618 | 60,569 |
| Commercial paper | — | 10,000 | — |
| Current portion of long-term payable for capital lease | 4,243 | 2,054 | 3,691 |
| Accounts payable for equipment | 14,218 | 28,022 | 13,496 |
| Others current liabilities | 19,127 | 23,997 | 19,359 |
| II Fixed liabilities | ( 89,546 ) | ( 84,308 ) | ( 76,358 ) |
| Long-term borrowings | 67,271 | 58,510 | 54,462 |
| Long-term payable for capital lease | 9,072 | 7,182 | 8,536 |
| Other long-term liabilities | 13,202 | 18,615 | 13,359 |
| Total liabilities | 222,984 | 280,248 | 190,083 |
| (Minority interests) | | | |
| Minority interests | 144 | — | 170 |
| (Shareholders' Equity) | | | |
| Capital stock | 58,500 | | 82,173 |
| Capital surplus | 9,858 | | 46,376 |
| Retained earnings | 26,593 | | 32,486 |
| Revaluation reserve for land | 2,252 | | 2,252 |
| Net unrealized gain on available-for-sale securities | 24 | | 46 |
| Foreign currency translation adjustments | △1,996 | | △1,656 |
| Treasury stock | — | | △0 |
| Total Shareholders' equity | 95,233 | | 161,680 |
| Total liabilities, minority interests and shareholders' equity | 318,363 | | 351,934 |

(millions of yen)

| | October 31, 2005 | October 31, 2006 | January 2006 |
|---|---|---|---|
| (Net assets) | | | |
| I Shareholders' equity | | | |
| Capital | | 82,173 | |
| Capital surplus | | 46,376 | |
| Retained earnings | | 86,402 | |
| Treasury stock | | △0 | |
| Total Shareholders' equity | | 214,952 | |
| II Variance of valuation/translation etc | | | |
| Net unrealized gain on available-for-sale securities | | 26 | |
| Gains and losses of deferred hedge | | △53 | |
| Revaluation reserve for land | | 2,252 | |
| Foreign currency translation adjustments | | △1,637 | |
| Total Shareholders' equity | | 588 | |
| III Minority interests | | 31,602 | |
| Total net assets | | 247,143 | |
| Total liabilities and net assets | | 527,391 | |

( 2 ) (SUMMARY)

**THIRD QUARTER CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)**

Year ended January 31, nine months ended October 31, 2006 and nine months ended October 31, 2005

(millions of yen)

| | Nine months Ended October 31, 2005 | Nine months Ended October 31, 2006 | Year Ended January 31, 2006 |
|---|---|---|---|
| I Net Sales | 158,840 | 207,592 | 220,526 |
| II Cost of sales | 112,849 | 133,364 | 156,414 |
| Gross profit | 45,990 | 74,227 | 64,112 |
| III Selling, general and administrative expenses | 14,285 | 18,568 | 19,771 |
| Operating profit | 31,705 | 55,659 | 44,340 |
| IV Non-operating income | ( 399 ) | ( 357 ) | ( 472 ) |
| Interest and dividend income | 57 | 151 | 86 |
| Other | 342 | 205 | 385 |
| V Non-operating income | ( 5,550 ) | ( 6,664 ) | ( 8,258 ) |
| Interest expense | 2,713 | 2,302 | 3,484 |
| Foreign exchange loss | — | 1,921 | 1,905 |
| Other | 2,836 | 2,440 | 2,867 |
| Ordinary income | 26,554 | 49,352 | 36,554 |
| VI Extraordinary gain | — | — | — |
| VII Extraordinary loss | 1,452 | — | 1,514 |
| Income before income taxes and minority interests | 25,102 | 49,352 | 35,039 |
| Income taxes | 10,429 | △10,168 | 14,448 |
| Minority interests | 78 | 181 | 103 |
| Net income | 14,594 | 59,338 | 20,486 |

(SUMMARY)

# THIRD QUARTER CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Year ended January 31, nine months ended October 31, 2006 and nine months ended October 31, 2005

(millions of yen)

| | Nine months Ended October 31, 2005 | Nine months Ended October 31, 2006 | Year Ended January 31, 2006 |
|---|---|---|---|
| I Operating activities | | | |
| Income before income taxes and minority interests | 25,102 | 49,352 | 35,039 |
| Depreciation and amortization | 25,492 | 28,332 | 35,251 |
| Amortization of consolidation goodwill | 703 | 703 | 938 |
| Increase or decrease in notes and accounts receivable, trade (increase is shown with △) | 2,075 | △6,968 | △7,575 |
| Increase or decrease in inventories (increase is shown with △) | △479 | △4,484 | △1,305 |
| Increase or decrease in notes and accounts payable , trade (decrease is shown with △) | △2,601 | 3,620 | △1,530 |
| Other | 6,903 | 1,611 | 6,845 |
| Sub total | 57,195 | 72,166 | 67,663 |
| Interest and dividend received | 55 | 152 | 85 |
| Interest paid | △2,374 | △2,114 | △3,556 |
| Income taxes paid | △759 | △10,252 | △1,296 |
| Net cash provided by operating activities | 54,117 | 59,952 | 62,895 |
| II Investing activities | | | |
| Payments for purchases of tangible and intangible fixed assets | △40,261 | △43,394 | △53,615 |
| Expenditures for acquisition of shares of subsidiaries due to change in scope of consolidation | — | △35,890 | — |
| Other | 1,099 | 2,567 | 915 |
| Net cash used in investing activities | △39,161 | △76,717 | △52,699 |
| III Financing activities | | | |
| Net increase or decrease in short-term borrowings (decrease is shown with△) | 3,207 | 9,862 | △18,739 |
| Commercial paper | — | 10,000 | — |
| Proceeds from long-term borrowings | 1,000 | 4,716 | 1,000 |
| Repayments of long-term borrowings | △21,821 | △18,410 | △33,097 |
| Repayments of long-term payable for capital lease | △2,101 | △2,918 | △3,519 |
| Proceeds from issuance of capital stock | — | — | 60,192 |
| Dividend paid | — | △5,386 | — |
| Payments for purchase of treasury stock | — | △0 | △0 |
| Net cash provided by (used in) financing activities | △19,715 | △2,137 | 5,835 |
| IV Foreign currency translation adjustments on cash and cash equivalents | 38 | 170 | 120 |
| V Increase or decrease in cash and cash equivalents (decrease is shown with△) | △4,720 | △18,732 | 16,150 |
| VI Cash and cash equivalents at beginning of period | 14,001 | 30,152 | 14,001 |
| VII Cash and cash equivalents at end of period | 9,280 | 11,420 | 30,152 |

November 29, 2006

To Whom It May Concern:

| | |
|---|---|
| Company Name: | SUMCO Corporation |
| Representative: | Kenjiro Shigematsu, President and Director |
| Code Number: | 3436 (TSE 1st Section) |
| Address: | 1-2-1 Shibaura, Minato-ku, Tokyo |
| Contact: | |
| Title: | Public Relations & IR Department, General Manager |
| Name: | Soichi Ishitoya |
| Tel: | 03-5444-3915 |

# Announcement Regarding Issuance and Sale of New Shares and Stock Split

SUMCO Corporation (the "Company") hereby announces the following decisions concerning the issuance and sale of new shares and a stock split, resolved at the meeting of the Company's Board of Directors, held on Wednesday, November 29, 2006:

1. Issuance of New Shares by Public Offering (Ordinary Public Offering)

| | |
|---|---|
| (1) Number and type of shares to be offered | common stock: 6,850,000 shares |
| (2) Method for determination of purchase price | In accordance with the method set forth in Regulation 14, Article 7.2 of the Regulations of Fair Practice of the Japan Securities Dealers Association ("JSDA"), the price will be determined on a day falling between December 11, 2006 (Monday) and December 14, 2006 (Thursday) (the "Offer Price Determination Date") |
| (3) Increase in capital and capital reserves | The amount of increase in capital shall be one half of the limit for increases in capital, etc., as calculated in accordance with Article 37.1 of the Corporate Calculation Regulations. Fractional amounts of less than one yen shall be rounded up. The amount of increase in capital reserves shall be determined by subtracting the amount of the increase in capital (referred to above) from the limit for increases in capital, etc. (referred to above). |
| (4) Method of sale | The Japanese Offering and the International Offering will be conducted concurrently.<br><br>A. The Japanese Offering<br><br>The Japanese offering (the "Japanese Offering") is a public offering of shares with all shares underwritten by Mitsubishi UFJ Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd., Goldman Sachs Japan Co., Ltd., Mizuho Securities Co., Ltd. and Monex, Inc. (collectively, the "Japanese Managers"). The bookrunners for the Japanese Offering are Mitsubishi UFJ Securities (the lead manager), Daiwa Securities SMBC Co., Ltd., and Goldman Sachs Japan Co., Ltd.<br><br>B. The International offering<br><br>The international offering (the "International Offering") is a sale of shares |

Note: This release is not an offer for sale of securities in Japan or elsewhere. The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

in foreign markets, mainly in Europe (however, in the United States, the sale of shares is limited to qualified institutional buyers in accordance with Rule 144A of the U. S. Securities Act of 1933, as amended), underwritten severally, and not jointly, by the bookrunners: Mitsubishi UFJ Securities International plc, Daiwa Securities SMBC Europe Limited and Goldman Sachs International (collectively, "the international managers" and together with the Japanese underwriters "the underwriters"). Further, the number of shares planned for each of the sales described in A. and B. above is 4,600,000 shares for the Japanese Offering and 2,250,000 shares for the International Offering, although the final breakdown will be decided on the Offer Price Determination Date after taking into consideration demand and other conditions.
In addition, the offer price for the shares in the sales described in A. and B. above (the "offer price") shall be decided on the Offer Price Determination Date in accordance with the method stipulated in Article 7.2 of Regulation 14 of the Regulations of Fair Practice issued by the JSDA and based on the price which is no less than 90% and no more than 100% (fractional amounts of less than one yen are truncated) of the closing price of the Company's common stock on the Tokyo Stock Exchange as of the Offer Price Determination Date (if as of that date there is no closing price, then the closing price as of the immediately preceding business day) after considering demand and other conditions.
The Joint Global Coordinators for the sales in connection with the Japanese Offering, the International Offering and the over-allotment described in 2. below are Mitsubishi UFJ Securities and Daiwa Securities SMBC.

(5) Compensation for the underwriters — In lieu of an underwriters' commission, the underwriters shall receive the aggregate amount of the difference between the offer price and the purchase price for the Japanese Offering and the International Offering.

(6) Subscription period (the Japanese Offering) — From December 15, 2006 (Friday) until December 19, 2006 (Tuesday). However, due to demand and other conditions, the offering may be moved ahead in time, and in such case, the earliest it can be moved to will be from December 12, 2006 (Tuesday) until December 14 (Thursday).

(7) Payment date — Any date in the period from December 19, 2006 (Tuesday) until December 22, 2006 (Friday). If, as described in (6) above, due to demand and other conditions the subscription period is moved ahead in time, the payment date will be no earlier than December 19, 2006 (Tuesday).

(8) Subscription unit — 100 shares

(9) The payment amount, issue price (offer price), amount of increases in capital and capital reserves, and all other matters pertaining to the issuance of new shares shall be decided by the Company's representative directors and/or its appointed representatives.

(10) The Japanese Offering shall be conditioned upon all filings under the Japanese Securities Exchange Act becoming effective.

2. Sale of the Company's Shares (in connection with the over-allotment) (see Reference Note 1 below)

(1) Type and number of shares — 650,000 shares of the Company's common stock
However, this number is the maximum number of shares to be offered and may decrease due to demand for the Japanese Offering, or alternatively the over-allotment itself may not take place.

| | |
|---|---|
| (2) Seller and number of offered shares | Mitsubishi UFJ Securities<br>650,000 shares |
| (3) Selling price | Undecided (shall be decided on the Offer Price Determination Date and be the same as the issue price (offer price) for the Japanese Offering). |
| (4) Selling method | After considering demand and other conditions, Mitsubishi UFJ Securities shall sell in Japan up to 650,000 shares of common stock of the Company borrowed from the Company's shareholders. |
| (5) Subscription period | Same as the subscription period for the Japanese Offering. |
| (6) Delivery date | The business day immediately following the payment date for the Japanese Offering. |
| (7) Subscription unit | 100 shares |

(8) The selling price and all other matters pertaining to the sale through over-allotment shall be approved by the Company's representative directors and/or their appointed representatives.

(9) The Japanese Offering shall be conditioned upon all filings under the Japanese Securities Exchange Act becoming effective. However, if the Japanese Offering is cancelled, the over-allotment will also be cancelled.

3. Issuance of New Shares for Third Party Allotment (See Reference Note 1 below)

| | |
|---|---|
| (1) Type and number of offered shares | 650,000 shares of the Company's common stock |
| (2) Method for determination of payment amount | Shall be decided in such a way that on the Offer Price Determination Date the amount shall be equal to the purchase price for the Japanese Offering. |
| (3) Increase in capital and capital reserves | The amount of increase in capital shall be one half of the limit for increases in capital, etc., as calculated in accordance with Article 37.1 of the Corporate Calculation Regulations. Fractional amounts of less than one yen shall be rounded up. The amount of increase in capital reserves shall be determined by subtracting the amount of the increase in capital (referred to above) from the limit for increases in capital, etc. (referred to above). |
| (4) Allocation and number of shares to be allocated | Mitsubishi UFJ Securities<br>650,000 shares |
| (5) Subscription period (Subscription date) | On any day in the period of January 12, 2007 (Friday) until January 18, 2007 (Thursday). However, such date shall fall on the 30th day (and if it is not a business day, then on the immediately preceding business day) calculated from the day following the final day of the subscription period for the Japanese Offering and the sale through over-allotment. |
| (6) Payment date | On any one day in the period of January 15, 2007 (Monday) until January 19, 2007(Friday). However, such date shall fall on the 30th day (if not a business day, then on the immediately preceding business day) calculated from the day following the final day of the subscription period for the Japanese Offering and the sale through over-allotment. |
| (7) Subscription unit | 100 shares |

(8) Issuance of shares shall be aborted if there has been no subscription within the subscription period (subscription date) specified in (5) above.

(9) The payment amount, amount of increase in capital and capital reserve as well as all other matters pertaining to the issuance of shares by Third Party Allotment shall be decided by the Company's representative directors and/or their appointed representatives.

(10) The Japanese Offering shall be conditioned upon all filings under the Japanese Securities Exchange Act becoming effective. However, if the Japanese Offering is cancelled, the over-allotment will also be cancelled.

4. Stock Split

| | |
|---|---|
| (1) Purpose of the split | To create more favorable investment conditions for investors by means of decreasing investment units of the Company's shares and thereby promoting increased liquidity and diversification of investors. |
| (2) Method of the split | With January 31, 2007 (Wednesday) as the record date, shares of the common stock held by shareholders shall be split in 2 shares for 1 share. |
| (3) Increase of the aggregate number of issuable shares | In accordance with Article 184.2 of the Japanese Company Law, effective on February 1, 2007 (Thursday), Article 6 of the Articles of Incorporation shall be revised to increase the aggregate number of issuable shares by 402,000,000 shares to 804,000,000 shares. |
| (4) Schedule | |
| 1. Record date | January 31, 2007 (Wednesday) |
| 2. Effective date | February 1, 2007 (Thursday) |
| 3. Stock certificate delivery date | End of March, 2007 |

(5) All other matters pertaining to the stock split shall be decided at subsequent meetings of the Board of Directors.

【Reference Notes】

1. Regarding the sale of the Company's shares (sale through over-allotment), etc.

The sale through over-allotment referred to in "2. Sale of the Shares of the Company (sale through over-allotment)" above denotes the sale of 650,000 shares of common stock of the Company under the Japanese Offering, which Mitsubishi UFJ Securities Co., Ltd., the lead manager of the Japanese Offering referred to in "1. Issuance of New Shares in the Japanese Offering (Ordinary Public Offering)", will borrow from shareholders of the Company, taking into consideration demand and other conditions at the time of the Public Offering. The maximum number of shares planned for sale through over-allotment is 650,000 shares.; however, demand and other conditions may cause such number to decrease or cause the sale through over-allotment to become unfeasible.

In order for Mitsubishi UFJ Securities Co., Ltd. to acquire shares of the Company necessary to return shares borrowed from shareholders of the Company (the "Borrowed Shares"), the Company resolved at the meeting of the Board of Directors held on November 29, 2006 (Wednesday) that 650,000 shares of common stock will be newly issued and allocated to Mitsubishi UFJ Securities Co., Ltd., as a capital increase by issuance of new shares through allotment to persons other than shareholders (the "Third Party Allotment"), and the date for delivery of payment (the "Payment Date") for such Third Party Allotment shall be any day of the period from January 15, 2007 (Monday) until January 19, 2007 (Friday) (however, such date shall fall on the 30th day from the day following the final day of the subscription period for the Japanese Offering and the sale through over-allotment (or, if such day is a non-business day, then the preceding business day)).

Mitsubishi UFJ Securities Co., Ltd. may, during the period from the day following the final day of the subscription period for the Japanese Offering and the sale through over-allotment until three days prior to the Payment Date for Third Party Allotment (the "Syndicate Cover Transaction Period"), also purchase on the Tokyo Stock Exchange up to the number of shares of the common stock of the Company for sale through over-allotment for the purpose of returning the Borrowed Shares (the "Syndicate Cover Transactions"). The entire amount of shares acquired by Mitsubishi UFJ Securities Co., Ltd. through Syndicate Cover Transactions will be used to return the Borrowed Shares. It is possible that during the Syndicate Cover Transaction Period Mitsubishi UFJ Securities Co., Ltd. may not undertake any Syndicate Cover Transaction or may suspend Syndicate Cover Transactions without having reached the number of shares of common stock of the Company for sale through over-allotment.

In addition, Mitsubishi UFJ Securities may conduct stabilization operations associated with the Japanese Offering and over-allotment, and may use all or a part of the shares of the Company purchased through such stabilization operations to return the Borrowed Shares.

The difference in the number of shares of common stock of the Company for sale through over-allotment and the number of shares purchased through Syndicate Cover Transactions and the stabilization operations may be acquired by Mitsubishi UFJ Securities Co., Ltd. by means of the above-described Third Party Allotment. In such case, the right to subscribe in whole or in part for the Third Party Allotment may be forfeited, and as a result the number of shares issued under the Third Party Allotment may be reduced or such Third Party Allotment may not be carried out at all.

2. Change in the Total Number of Outstanding Shares in Connection with Increases in the Shares Acquired through the Public Offering and Third Party Allotment

| | |
|---|---|
| Total Number of Outstanding Shares | 119,700,000 shares (currently, as of October 31st, 2006) |
| Increase in Shares Acquired in the Public Offering | 6,850,000 shares |
| Total Number of Outstanding Shares after the Increase in the Public Offering | 126,550,000 shares |
| Increase in Shares Acquired through Third Party Allotment | 650,000 shares* |
| Total Number of Outstanding Shares after Third Party Allotment | 127,200,000 shares* |
| Increase in Shares due to the Stock Split | 127,200,000 shares* |
| Total Number of Outstanding Shares after the Stock Split | 254,400,000 shares* |

* The numbers indicate the shares to be issued in the event that Mistubishi UFJ Securities Co., Ltd. subscribes for new shares under "Issuance of New Shares for Third Party Allotment" (see 3 above).

3. Use of Proceeds

(1) Use of Proceeds with respect to this Offering

Out of up to JPY 59,783,500,000 in proceeds from this Public Offering and the Third Party Allotment, JPY 49,783,500,000 will be used to fund capital expenditures and JPY 10,000,000,000 for the repayment of commercial paper. The commercial paper was issued on October 18, 2006 in connection with acquisition by the Company of 51% of the aggregate outstanding shares of Komatsu Electronic Metals Co. Ltd. ("KEM") to fund part of the JPY 36.9 billion used for the acquisition.

In addition, the following table summarizes as of October 31, 2006 capital expenditure plans as described in the Company's Annual Securities Report (*yuka shoken hokokusho*) (for Period 7, from February 1, 2005 to January 31, 2006) under "Part I. Company Information, Section 3. Facility Conditions, No. 3 Plans for Facility Establishment, Removal, etc., (1) Establishment of Material Facilities":

| Name of Company and Facility | Location | Business | Amount for Planned Investment Amounts in JPY Millions | | Method of Procurement of Funds | Date of Intended Start of Construction/Completion of Facility | | Increase in Capacity after Completion |
|---|---|---|---|---|---|---|---|---|
| | | | Aggregate | Paid | | Start | Completion | |
| Kyushu Facility of the Company | Saga Prefecture Imari City | 300mm silicon wafers; 5th stage of production | 34,180 | 14,749 | Proceeds from equity issuance and cash on | 04/2005 | 04/2007 | 25% increase (100,000 waters increase in |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | capacity increase | | | hand | | | production per month) |
| Kyushu Facility of the Company | Saga Prefecture Imari City | 300mm silicon wafers; 6th stage of production capacity increase | 37,290 | 1,242 | Proceeds from equity issuance and cash on hand | 11/2005 | 07/2007 | 20% increase (increase of 100,000 monthly) |
| Kyushu Facility of the Company | Saga Prefecture Imari City | 300mm silicon wafers; 7th stage of production capacity increase | 59,260 | 8,699 | Proceeds from equity issuance and cash on hand | 07/2006 | 06/2008 | 15% increase |
| KEM, Headquarters Nagasaki Facility | Nagasaki Prefecture, Oomura City | silicon wafer production facility | 8,699 | 4,176 | Cash on hand | 05/2005 | 03/2007 | 5% increase |
| Formosa Komatsu Silicon Corporation, Mailiao Facility | Yunlin County, Taiwan | 300 mm silicon wafer production facility | 22,757 | 18,979 | Cash on hand | 02/2004 | 03/2007 | 50% increase |
| KEM Headquarters, Nagasaki | Nagasaki Prefecture, Oomura City | 300mm silicon wafer production facility | 21,000 | — | Cash on hand | 06/2007 | 03/2008 | 50% increase (300mm silicon wafers) |
| Formosa Komatsu Silicon Corporation, Mailiao Facility | Yunlin County, Taiwan | 300mm silicon wafer production facility | 17,000 | — | Cash on hand | 01/2007 | 03/2008 | 100% increase (300mm silicon wafers) |

(2) Use of Proceeds from the Last Offering

Part of the proceeds from the Public Offering in November, 2005 were used as temporary capital for the acquisition of the KEM shares. However, since the proceeds from this offering will be sufficient to make up for the funding that was used in the share acquisition, the proceeds from the last offering will be used to finance the capital expenditures for production capacity increase in 300mm silicon wafers as initially planned.

(3) Business performance forecast

Mainly due to improved 300mm silicon wafer facility capacity and other factors, net sales and profit are expected to increase.

4. Distribution of Profits, etc. to Shareholders

(1) Basic Guidelines Regarding the Profit Distribution

The Company considers proper profit distribution to its shareholders as one of its main management priorities, and its dividend policies for the current and future fiscal years will be based upon an overall consideration of the profit level for each business year, the forecasts for subsequent years, funding needs in connection with capital expenditures, level of retained earnings, and other factors.

(2) Decision-making Process regarding Profit Distribution

The decision-making process regarding profit distribution is as described in (1) above.

(3) Use of Retained Earnings

Retained earnings allocated for capital expenditures targeted at improving productivity and cost competitiveness, etc.

(4) Distribution Conditions for the Past 3 Fiscal Periods

| | Period ending in January, 2004 | Period ending in January, 2005 | Period ending in January, 2006 |
|---|---|---|---|
| Net profit and loss per share | —<br>JPY 2,730,577.08 | JPY 222,942.27 | JPY 198.37 |
| Dividend per share (interim dividend per share) | —<br>(—) | —<br>(—) | 20.00<br>(—) |
| Historical dividend rate | — | — | 10.1% |
| Ratio of net income to shareholders' equity | — | 15.2% | 16.9% |
| Ratio of dividends to shareholders' equity | — | — | 2.0% |

Notes: 1. As of May 12, 2005 the Company split its stock into 1,500 shares per 1 share.
2. Indicates the amount of dividend per share divided by the net profit per share.
3. Indicates the amount of the net profit for this fiscal year divided by shareholders' equity (the average of the total equity at the beginning of the fiscal year and that at the end of the fiscal year). Ratio of dividends to shareholders' equity indicates the amount of the total dividends per year divided by shareholders' equity.

5. Other

(1) Designation of distributees.
There are no applicable items.
(2) Information on Dilution due to Latent Shares
There are no applicable items.
(3) Past Equity Financings, etc.
1. Equity financings conducted over the past 3 years
Capital Increase (when newly listed)

| | |
|---|---|
| Number of Issued Shares | 19,200,000 shares |
| Issue Price | JPY 3,300 |
| Subscription Price | JPY 3,135 |
| Aggregate Payment Amount | JPY 60,192,000,000 |
| Payment Date | November 16, 2005 |

2. Changes in the share price, etc. during and immediately preceding the past three fiscal periods.

| | Period ending in January, 2004 | Period ending in January, 2005 | Period ending in January, 2006 | Period ending in January, 2007 |
|---|---|---|---|---|
| Opening price | — | — | JPY 3,720 | JPY 6,240 |
| Highest price | — | — | JPY 6,790 | JPY 9,730 |
| Lowest price | — | — | JPY 3,720 | JPY 5,050 |
| Closing price | — | — | JPY 6,340 | JPY 8,360 |
| Price earning ratio | — | — | 32.0 times | — |

Notes:
1. Since the Company was listed on the Tokyo Stock Exchange on November 17, 2005, there is no information on its prior share prices.
2. The share price for the period ending in January, 2007 is indicated as of November 28, 2006.
3. The Price earning ratio is the amount equals to the closing price as of the end of this fiscal year divided by the net profit per share for the fiscal year.
(4) Other
There are no applicable items.

To Whom It May Concern:

December 11, 2006

Company Name: SUMCO Corporation
Representative: Kenjiro Shigematsu, President and Director
Code Number: 3436 (TSE 1st Section)
Address: 1-2-1 Shibaura, Minato-ku, Tokyo
Contact:
Title: Public Relations & IR Department, General Manager
Name: Soichi Ishitoya
Tel: 03-5444-3915

# Announcement Regarding Determination of Issue Price and Selling Price, Etc.

SUMCO Corporation (the "Company") hereby announces the following decisions concerning issue price and selling price, etc., regarding the issuance of new shares and the sale of shares of the Company, resolved at the meeting of the Company's Board of Directors held on Wednesday, November 29, 2006:

NOTE

1. Issuance of New Shares by Public Offering (Ordinary Public Offering)

| | | |
|---|---|---|
| (1) | Total number of shares to be offered | (Japanese Offering) 4,600,000 common shares<br>(International Offering) 2,250,000 common shares |
| (2) | Offer price | per share: ¥8,878 |
| (3) | Total offer price | ¥60,814,300,000 |
| (4) | Purchase price | per share: ¥8,515.60 |
| (5) | Total purchase price | ¥58,331,860,000 |
| (6) | Increase in capital and capital reserves | Increase in capital ¥29,165,930,000<br>Increase in capital reserves ¥29,165,930,000 |
| (7) | Subscription period (Japanese Offering) | December 12, 2006 (Tues.) to December 14, 2006 (Thurs.) |
| (8) | Payment date | December 19, 2006 (Tues.) |

(Note) The underwriters will purchase and underwrite the shares at the purchase price and offer the shares at the offer price.

2. Sale of the Shares of the Company (by Over-allotment) (Refer to 【Reference】 2. below)

| | | |
|---|---|---|
| (1) | Total number of shares to be sold | 650,000 common shares |
| (2) | Selling price | per share: ¥8,878 |
| (3) | Total selling price | ¥5,770,700,000 |
| (4) | Subscription period | December 12, 2006 (Tues.) to December 14, 2006 (Thurs.) |
| (5) | Delivery date | December 20, 2006 (Wed.) |

3. Issuance of New Shares through Allotment to Person's Other than Shareholders

(Refer to 【Reference】 2. below)

| | | |
|---|---|---|
| (1) | Purchase price | per share: ¥8,515.60 |
| (2) | Total purchase price | (up to) ¥5,535,140,000 |
| (3) | Increase in capital and capital reserves | Increase in capital (up to) ¥2,767,570,000<br>Increase in capital reserves (up to) ¥2,767,570,000 |
| (4) | Subscription period (date) | January 12, 2007 (Fri.) |
| (5) | Payment date | January 15, 2007 (Mon.) |

【References】

1. Calculation of offer price and selling price

| | | |
|---|---|---|
| (1) Base date for calculation and price at that date | December 11, 2006 (Mon.) | ¥9,060 |
| (2) Discount rate | | 2.00% |

2. Sale of the Shares of the Company (by Over-allotment)

The sale through over-allotment referred to in "2. Sale of the Shares of the Company (by Over-allotment)" above denotes the domestic sale of 650,000 shares (over-allotment) of common stock of the Company under the Japanese Offering, which Mitsubishi UFJ Securities Co., Ltd., the lead manager of the Japanese Offering referred to in "1. Issuance of New Shares by Public Offering (Ordinary Public Offering)", will borrow from shareholders of the Company, taking into consideration of the status of demand at the time of the Public Offering.

In order for Mitsubishi UFJ Securities Co., Ltd. to acquire shares of the Company necessary to return the shares borrowed from shareholders of the Company (the "Borrowed Shares"), the Company resolved at the meeting of the Board of Directors held on November 29, 2006 (Wed.) that 650,000 shares of common stock will be newly issued and allocated to Mitsubishi UFJ Securities Co., Ltd., as a capital increase by issuance of new shares through allotment to persons other than shareholders (the "Third Party Allotment"), and the payment for the Third Party Allotment shall be due on January 15, 2007 (Mon.).

Mitsubishi UFJ Securities Co., Ltd. may, during the period from December 15, 2006 (Fri.) to January 10, 2007 (Wed.) (the "Syndicate Cover Transaction Period"), also purchase on the Tokyo Stock Exchange up to the number of shares of the common stock of the Company for sale through over-allotment (650,000 shares) for the purpose of returning the Borrowed Shares (the "Syndicate Cover Transactions"). The entire amount of shares acquired by Mitsubishi UFJ Securities Co., Ltd. through Syndicate Cover Transactions will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period, it is possible that Mitsubishi UFJ Securities Co., Ltd. may not undertake any Syndicate Cover Transaction, or may suspend Syndicate Cover Transactions without having reached the number of shares of common stock of the Company for sale through over-allotment (650,000 shares).

In addition, Mitsubishi UFJ Securities may conduct stabilization operations associated with the Japanese Offering and over-allotment, and may use all or a part of the shares of the Company purchased through the stabilization operations to return the Borrowed Shares.

The difference in the number of shares of common stock of the Company for sale through over-allotment (650,000 shares) and the number of shares purchased through Syndicate Cover Transactions and the stabilization operations may be acquired by Mitsubishi UFJ Securities Co., Ltd. by means of the above-described Third Party Allotment. In such case, the right to subscribe in whole or in part for the Third Party Allotment may be forfeited, and as a result the number of shares issued under the Third Party Allotment may be reduced or such Third Party Allotment may not be carried out at all.

3. Use of Proceeds

Of the total estimated amount of ¥63,514,000,000 to be received from the above-described Public Offering and Third Party Allotment, we plan to use ¥53,514,000,000 to finance capital expenditures and ¥10,000,000,000 to repay commercial paper. The commercial paper was issued in order to partially fund our ¥36.9 billion acquisition of 51% of the issued and outstanding shares of Komatsu Electronic Metals, Co., Ltd. on October 18, 2006.

4. Date of Issuance of Stock Certificates in connection with the Stock Split

The date of issuance of stock certificates in connection with the stock split announced on November 29, 2006 will be March 20, 2007 (Tues.).

Please refer to the "Announcement Regarding Issuance and Sale of New Shares and Stock Split", released on November 29, 2006, for details regarding the capital expenditures referred to in 3 above and the stock split referred to in 4 above.



END